UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES SIGNING COOPERATION AGREEMENT WITH FGC UES AND RUSHYDRO

Moscow, Russia – August  27, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and steel companies, announces signing a cooperation agreement with JSC Federal Grid Company of Unified Energy System (FGC UES) and JSC
RusHydro (RusHydro), which regulates the parties’ cooperation while implementing investment projects on construction of Nizhne-Bureisk hydro power plant (HPP)
and Elga coal mining complex.
On August 27, 2010 Mechel, FGC UES and RusHydro signed the cooperation agreement which regulates the parties’ cooperation while implementing investment projects on construction of Nizhne-Bureisk HPP and Elga coal mining complex. Igor Zyuzin,
Mechel’s Chairman of the Board of Directors, Evgeny Dod, Chairman of the
Management Board of RusHydro, and Oleg Budargin, Chairman of the Management
Board of FGC UES, signed this document.
According to this agreement RusHydro will construct Nizhne-Bureisk HPP as well as develop power generation schemes. Mechel OAO will commission power receivers for Elga coal mining complex. FGC UES in its turn will construct external power supply facilities of Elga coal mining complex as well as provide power schemes of Nizhne-Bureisk HPP.
In January 2010 FGC UES, Mechel OAO and System Operator UES OAO approved the external power supply scheme for Elga coal complex. The construction of the external power supply facilities will start in 2011 and have two stages. Within the 1st stage, by 2013 FGC UES will reconstruct the 220kW Prizeiskaya substation, build three new 220kW substations and 270 km long 220kW power transmission line Prizeiskaya – Elgaugol in Amursk region. By 2015 the extension of the 220kW power distributing gear at Prizeiskaya substation will be completed. The 2nd 220kW power transmission line Prizeiskaya – Elgaugol and the
2nd 125 MVA autotransformer at 220kW Elgaugol substation will be constructed by that time as well.
Construction of power facilities for Elga coal mining complex is included into the draft of FGC UES investment program for 2010-2014, which is submitted for approval to the Ministry of Energy of the Russian Federation.
Elga coal deposit is the largest coking coal deposit in Russia. It is located at the South-Eastern part of Yakutiya, 415 km to the East from Neryungri City and
300 km from Baikal-Amur railway. Estimated balance coal reserves amount to 2.2 billion tonnes.

***

Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 27, 2010	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO